Filed by SAVVIS, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: SAVVIS, Inc.

Commission File No.: 000-29375

May 11, 2011

Subject: Savvis Equity Program Update

As you know, on April 26, 2011, Savvis entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CenturyLink, Inc., which, upon closing, will result in Savvis becoming a wholly-owned subsidiary of CenturyLink, Inc. (the “Merger”).

This letter provides some important information regarding the treatment in the Merger of outstanding Savvis Stock Options (“Savvis Options”) and Restricted Stock Units (“RSUs”), granted under Savvis equity plans. This letter does not address treatment of RSUs granted pursuant to the Savvis annual incentive plan. I want to be certain you clearly understand how the acquisition close will impact any equity you may have.

Savvis Stock Options:

•

Each Savvis Option outstanding immediately prior to the effective time of the Merger (the “closing date”), whether vested or unvested, shall be assumed by CenturyLink and converted to an option to purchase CenturyLink stock (a “Converted Option”).

•	Each Converted Option shall be subject to the same terms and conditions as applied to the Savvis Option immediately prior to the closing date, except that:

•	each Converted Option shall vest and become exercisable immediately following the conversion;

•	the number of shares of CenturyLink stock subject to each Converted Option will be determined by multiplying the number of shares of Savvis stock subject to such Savvis Option by the sum of the Exchange Ratio (as defined in the Merger Agreement)[1] and a fraction with a numerator equal to $30.00 and a denominator equal to the per share closing price of CenturyLink stock for the last trading day immediately preceding the closing date (such fraction known as the “Stock Award Exchange Ratio”), with the resulting number rounded down to the nearest whole share; and

•

the per share exercise price of the CenturyLink stock issuable upon the exercise of each Converted Option shall be equal to the quotient determined by dividing the exercise price per share of such Savvis Option as of immediately prior to the closing date by the Stock Award Exchange Ratio, with the resulting price per share rounded up to the nearest whole cent.

Savvis Restricted Stock Units (RSUs):

•	50% of unvested RSUs (“First Tranche RSUs”) outstanding immediately prior to the closing date shall become fully vested as of the closing date, without regard to any applicable performance targets.

•

Each First Tranche RSU will be converted at the closing date into the right to receive Merger Consideration (as defined in the Merger Agreement) consisting of $30 cash and that portion of a share of CenturyLink stock having a value of up to $10, determined pursuant to the Exchange Ratio (less applicable withholdings).[1]

•	The second 50% of such RSUs (“Second Tranche RSUs”) shall be assumed by CenturyLink at the closing date and become CenturyLink RSUs (a “Converted RSU”).

•

Each Converted RSU shall be subject to the same terms and conditions as applied to the related Second Tranche RSUs immediately prior to the closing date (including specifically the right to receive a cash payment with respect to the payment of any dividend on the underlying CenturyLink common stock), except that:

•

the number of shares of CenturyLink common stock subject to each Converted RSU will be determined by multiplying the number of shares of Savvis common stock subject to such Second Tranche RSU as of immediately prior to the closing date by the Stock Award Exchange Ratio, with the resulting number rounded to the nearest whole share; and

•

the vesting schedule applicable to the Converted RSUs shall be amended to provide that 100% of the Converted RSUs shall vest on the later of December 31, 2012 or the first anniversary of the closing date (the “Second Tranche Vesting Date”), subject to continued service through the Second Tranche Vesting Date.

•

In the event the holder of any Converted RSUs voluntarily resigns for “Good Reason” or is terminated without “Cause” prior to the Second Tranche Vesting Date, the Converted RSUs shall immediately vest upon the date of such termination.

“Cause” shall mean (1) gross negligence or willful misconduct in connection with the performance of duties; (2) conviction of a criminal offense (other than minor traffic offenses); or (3) material breach of any term of employment, consulting or other services, confidentiality, intellectual property or non-competition agreements, if any.

“Good Reason” shall mean any of the following events or conditions, but only if the holder shall have provided written notice to CenturyLink within ninety (90) days of the initial existence or occurrence of such event or condition and CenturyLink shall have failed to cure such event or condition within thirty (30) days of its receipt of such notice: (1) a material reduction in the holder’s base salary or target bonus opportunity or (2) a relocation of the holder’s employment more than fifty (50) miles from the metropolitan area in which the holder’s office is located at the time of resignation.

Savvis Common Stock:

•

Each share of Savvis Common Stock issued and outstanding immediately prior to the closing date shall be converted into the right to receive the Merger Consideration (consisting of $30 cash and that portion of a share of CenturyLink stock having a value of up to $10).[1]

Please also review the summary of the U.S. tax implications associated with the handling of Savvis equity in the Merger which is attached as Appendix A.

If you have any questions regarding this letter, please contact Laura Fisher at 314-628-7189 or me at 314-628-7718.

Sincerely,

Paul Hott

VP, Human Resources

[1]

Each share shall be converted into the right to receive the fraction of a share of CenturyLink stock equal to the quotient obtained by dividing $10.00 by the closing price of CenturyLink stock immediately prior to the closing date (as defined by methodology in the Merger Agreement); provided, however, that if the CenturyLink closing price is equal to or less than $34.42, the Exchange Ratio shall equal 0.2905. All such shares of Savvis Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist.

No information contained in this letter is intended to establish an employment contract or to supersede, replace, or alter the Merger Agreement. In the event of any inconsistency between this letter and the Merger Agreement, the Merger Agreement will control.

Additional Information and Where to Find It

In connection with the proposed transaction between CenturyLink and Savvis, CenturyLink plans to file with the SEC a registration statement on Form S-4 that will include a prospectus of CenturyLink that will also constitute a proxy statement of Savvis. CenturyLink and Savvis also plan to file with the SEC other relevant documents in connection with the proposed merger. The registration statement and the proxy statement/prospectus will contain important information about CenturyLink, Savvis, the proposed merger and related matters. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by CenturyLink and Savvis through the web site maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Savvis on Savvis’ website at www.savvis.com or by contacting Savvis Investor Relations at 314-628-7433.

APPENDIX A

Certain U.S. Tax Implications

The following discusses certain U.S. federal income tax consequences under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), to certain holders of Options and Restricted Stock Units as a result of the Merger. This discussion is general in nature and is not a substitute for tax advice. You should consult your own tax advisor as to the specific tax implications to you of the Merger, as applicable, with respect to your Options and Restricted Stock Units, including the applicability and effect of federal, state, local and foreign tax laws. Your federal, state, local and foreign tax consequences will depend upon your unique circumstances.

RSUs

In general, U.S. taxpayers who receive payments in exchange for settlement of First Tranche RSUs will recognize ordinary income in an amount equal to the cash payment and the fair market value of the CenturyLink shares they receive. Such income will be subject to all applicable tax withholding. U.S. taxpayers will not recognize ordinary income at the time CenturyLink assumes Second Tranche RSUs. Instead, each individual will recognize ordinary income upon delivery of CenturyLink shares in settlement of his or her Converted RSUs. The amount of ordinary income recognized for U.S. tax purposes will equal the fair market value on the payment date of the shares of CenturyLink common stock that the individual receives. Such amount will be subject to all applicable tax withholding.

Stock Options

In general, U.S. taxpayers holding Savvis Options will not recognize ordinary income at the time CenturyLink assumes such options. Instead, the tax treatment of such Converted Options will depend on whether such options are nonqualified stock options or incentive stock options.

Nonqualified Stock Options

If a Converted Option is a nonqualified stock option, you will recognize ordinary income when you exercise your Converted Option to the extent the value of the shares subject to your Converted Option on the date of exercise you receive exceeds the exercise price you pay. You will be required to satisfy the applicable tax withholding obligation with respect to such exercise as required pursuant to the terms of your Savvis Option.

Thereafter, any additional gain or loss with respect to your shares of CenturyLink common stock received upon exercise of the Converted Option will be long-term or short-term depending on how long you hold the underlying CenturyLink common stock after exercise.

Incentive Stock Options

If your Converted Option is an incentive stock option, you generally will not recognize income as a result of the exercise of your Converted Option (although such an exercise may result in alternative minimum tax). However, you will recognize gain at the time of sale or other disposition of the shares of CenturyLink common stock acquired upon exercise of your incentive stock option. Any gain generally will be taxed at long-term capital gain rates if you sell the shares that you purchased through the exercise of your incentive stock option:

•	more than two (2) years after the date of grant of the incentive stock option, and

•	more than one (1) year after the date of exercise of the incentive stock option.

However, if you sell the shares purchased through the exercise of your incentive stock option within either of the two holding periods described above, generally any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price will be treated as ordinary income. Any additional gain generally will be taxable as long-term or short-term capital gain, depending on whether you have held the shares for more than one (1) year.

Any loss that you recognize upon disposition of the shares purchased through the exercise of your incentive stock option, whether before or after expiration of the two-year and one-year holding periods described above, will be treated as a capital loss. The capital loss will be long-term or short-term depending on whether you have held the shares for more than one (1) year.

IRS Circular 230 Disclaimer

To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.